EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012	2011	2010
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$985	$2,891	$2,340	$6,981	$6,071
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	4	36	844	2,323	2,074
Equity in net income of affiliates	36	166	183	281	313
Capitalized interest	—	—	—	—	8
Adjusted Income	945	2,689	1,313	4,377	3,676
Add:
Fixed charges	66	255	227	190	201
Distributed income of equity investments	—	149	229	283	313
Total Earnings	$1,011	$3,093	$1,769	$4,850	$4,190

Fixed Charges
Interest expense	$54	$199	$182	$145	$145
Capitalized interest	—	—	—	—	8
One-third of rental expense(1)	12	56	45	45	48
Total Fixed Charges	$66	$255	$227	$190	$201

Ratio of Earnings to Fixed Charges	15.32	12.13	7.79	25.53	20.85

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.